NORTH DIVISION Sean Gadd 24 September 2014 Exhibit 99.3

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
• statements about the company’s future performance;
• projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
• expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand
Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven
Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
DISCLAIMER

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,”
“objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-
F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls;
use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

• North Division Overview • North Strategy • Sales Execution Update • Market Moving Initiatives • Summary AGENDA 4

NORTH DIVISION OVERVIEW
Market Dynamics
• 40 % of JH volume
• ~20% of wood-look products
• Wood-look at ~65% of market
Quick Facts
• ~1060 employees
• 4 manufacturing facilities
• Predominately HZ5 volume
Midwest
Northeast
Mountain
Pacific
Northwest

Canada

• Grow Fiber Cement share by substituting for both vinyl and wood based sidings and trims in the new construction and
repair and remodel market segments (35)
• Maintain our Fiber Cement category position by delivering
differentiated value to supply chain participants, right through to the home owner (90)
• Build the business model in a way that delivers sustainable financial returns that far exceed industry averages (20-25)
NORTH STRATEGY

• 5 regions
• Approach differs due to opportunity and competitor
NORTH DIVISION OVERVIEW
• Vinyl and wood market shares are James Hardie internal estimates.

Northwest
Vinyl share
5%
Wood share 30%
Mountain
Vinyl share 10%
Wood share 35%
Canada
Vinyl share 50%
Wood share
15%
Midwest
Vinyl share
40%
Wood share
20%
Northeast
Vinyl share 50%
Wood share 15%

CORE PRODUCT
ColorPlus Technology
HardiePlank
Cemplank

JamesHardie

PRODUCT STRATEGY 8 Northeast & Canada Midwest Mountain Pacific Northwest x x x x x x x Vinyl Vinyl & Wood Wood Fiber Cement MARKET STANDARD MARKET

JAMES HARDIE VALUE PROPOSITION
• James Hardie can deliver superior design to vinyl with
a true wood look
• James Hardie can deliver superior durability and lower
maintenance than real wood, hardboard/OSB exterior
products

Single family new construction
• Market development
• Builders and developers
Single family repair and remodel
• Hardie standard / vinyl standard neighborhoods
• Sold through the contractor
Multifamily
• Developers and Architects
• Bid process
SEGMENTS

• Align with channel partners in a way that allows full
market access and leverage their local service
capabilities and customer relationships.
• Ensure that the supply chain is built and operates in a
manner that enables participants to earn acceptable
category returns
CHANNEL STRATEGY

• Enable James Hardie’s product leadership
• Delivers James Hardie brand promise
• Ensure capacity is available during periods of peak
demand
• Allows delivered unit cost to remain relatively flat in all market types
MANUFACTURING STRATEGY

BRITISH COLUMBIA
ALBERTA
PRARIES
SASKATCHEWAN
CANADA
ONTARIO
QUEBEC
ATLANTIC
SPOKANE
MONTANA
NORTH ROCKIES
OREGON
DAKOTAS
NORTH DAKOTA
SOUTH DAKOTA
MINNESOTA
MILWAUKEE
DETROIT
NEW ENGLAND
NEW YORK
Philadelphia
CALIFORNIA
Pacific Ocean
ARIZONA
DESERT
NEW MEXICO
TEXAS NORTH
DELTA WEST
CAROLINA SOUTH
GEORGIA SOUTH
SOUTH FLORIDA
TEXAS AUSTIN
TEXAS HOUSTON
MEXICO
THE BAHAMAS

JamesHardie

MANUFACTURING – PLANT / MARKET COVERAGE
Plank, Panel,
Backer, Trim,
ColorPlus
®
Products,
Artisan
®
and
Artisan
®
V-Groove
Products
Panel,
Backer
Plank,
Panel
Plank, Panel, Backer,
NT3
®
Trim,
ColorPlus
®
Products
Plank, Panel, Backer
Heritage
®
, soffit,
ColorPlus
®
Products,
Mouldings

Recruit Engage Develop
Promote Evaluate
ORGANIZATION / LEADERSHIP
• Driving an overall business capability
• Ability to move a market
• Executing at a high level with a single focus
• Depth and leadership
• Tenure and continuity

New construction growth has slowed
• First 3 quarters of 2014:North starts up 1% versus 2013
Repair & Remodel up roughly 3% year over year
SALES EXECUTION - STARTS
Source: NAHB

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 E Q4 E
FY 13 FY 13 FY 13 FY 13 FY 14 FY 14 FY 14 FY 14 FY 15 FY 15 FY 15 FY 15
Addressable Starts
Canada Midwest Northeast Mountain Pacific Northwest

MARKET PERFORMANCE 16 FY11 YTD FY12 YTD FY13 YTD FY14YTD FY15YTD North Exterior Volume

Feel for yourself!

CHOOSE 100% HARDIE™
for authentic character and
uncompromising performance
JamesHardie

• Ambassador program in repair and remodel segment • 100% Hardie in single family new construction segment MARKET SPECIFIC INITIATIVES 17

Open House Event
Door Hangers
Canvassing
Community Events
Yard Sign
JH Reference Job
HOA Outreach

JamesHardie

HARDIE AMBASSADOR PROGRAM: LARGE METROS
• Invest early in a neighborhood
• Drive awareness and preference for James Hardie products in vinyl standard neighborhoods
• Reaching homeowners through multiple touch points

AMBASSADOR PERFORMANCE 19 Chicago DC/Baltimore Boston New Jersey % Growth - Year Before Ambassador Program to Now

100% HARDIE: MINNEAPOLIS
CHOOSE
100% Hardie
LIVE
100% Hardie
BUILD
100% Hardie
PROGRAM
PROMISE
INFLUENCE
CHOICE
Differentiate James Hardie brand
and create value for both builders
and homeowners
Extend and deepen
relationship with brand

100% HARDIE PROGRAM: MINNEAPOLIS

• Single family new construction target
• Responds to Hardboard/OSB positioning of; looks like
James Hardie but costs less
• Creates and builds additional value at the builder level,
and ultimately for the homeowner, to offset
Hardboard/OSB siding discounts

100% HARDIE
JamesHardie
choosehardie.com

Your ColorPlus® Palette Region is:
Upper Midwest Siding Color Palette
Upper Midwest Trim Color Palette

Make your new home a place of inspiration
WITH A 100% HARDIE BUILDER

JamesHardie

100% HARDIE: MINNEAPOLIS 100% Hardie Components • 100% Hardie Positioning • Color palette reset • Marketing campaign • Siding Solution Center 22

SIDING SOLUTION CENTER: MINNEAPOLIS

• Increase the quality of installation in the market
• Increase the supply of qualified labor to install James Hardie in the new construction segment
• Responds to the ease of install perception of Hardboard/OSB that some builders value, especially in a recovery market.

PERFORMANCE OF 100% HARDIE: MINNEAPOLIS 24 May June July August Builder Adoption of the Program

Growth will come through substituting both vinyl and wood based sidings and trims
• Market development against vinyl
• Defend and grow against wood based exterior products through;
enhanced sales programs,
more effective product positioning
improved channel alignment.
We are growing share in repair & remodel and will grow in the new construction segment as it recovers.
Key Market Specific Initiatives
• Hardie Ambassador Program
• 100% Hardie Builder Program
SUMMARY

QUESTIONS